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Exhibit 4.42

        [CONFORMED COPY]

MANAGEMENT SERVICES AGREEMENT

Between:

  CONVERS MEDIA EUROPE LIMITED PARTNERSHIP

  a limited partnership existing under the laws of Guernsey, having its registered office at Nerine House, St. George's Place, 22 Comet Street, St. Peter Port, Guernsey,

  represented by Mr. Markus Tellenbach, a general partner,

  hereinafter referred to as "Convers",

  SBS BROADCASTING SA

  a corporation existing under the laws of Luxembourg, having its registered office at 8-10 rue Mathias Hardt, BP 39, L-2010, Luxembourg,

        hereinafter referred to as "SBS",

and

  SCANDINAVIAN BROADCASTING SYSTEM (JERSEY) LIMITED

  a corporation existing under the laws of Jersey c/o P. O. Box 202, Sommerville House, Phillips St, St Helier, Jersey, JE4 8SP, Channel Islands, British Isles,

        represented by Mr. Harry Evans Sloan,

        hereinafter referred to as "the Company".

WHEREAS:-

A.
Convers, represented by Markus Tellenbach, entered into a Management Services agreement with SBS dated February 26, 2001 to obtain the services of Markus Tellenbach as Chief Operating Officer of SBS (the "Prior Agreement").

B.
The Company now wishes to secure the services of Mr Tellenbach as Chief Executive Officer of SBS and Convers, SBS and the Company agree that the Prior Agreement will be terminated as of August 31, 2002 and replaced by this Agreement.

Article 1: Termination of Prior Agreement

1.1
All parties agree that the Prior Agreement shall terminate effective as of August 31, 2002 and shall be replaced by this Agreement.

1.2
Notwithstanding the foregoing, SBS agrees to pay the Executive on February 28, 2003, the sum of €500,000 as payment of the Annual Incentive Management Fee payable byæ SBS for the 12 (twelve) month period ending December 31, 2002 under the Prior Agreement.

Article 2: Purpose; Term; Renewal; Termination.

2.1
Purpose

  The Company wishes to obtain certain management services from and through Convers, and Convers has agreed to provide such services by making available to the SBS Group (as hereinafter defined) the services of Mr. Markus Tellenbach, hereinafter referred to as the "Executive".

2.2
Term

  This Agreement shall become effective on September 1, 2002 (the "Start Date") and shall terminate on December 31, 2005 (the "End Date"). The period commencing from the Start Date and ending on the End Date, as such period may be extended by the parties, is hereinafter referred to as the "Term".

2.3
Renewal

  The Company and Convers shall commence discussions regarding the extension of the Term on the second anniversary of the Start Date, and each of them shall give written notice to the other regarding their intention to extend the Term no later than 270 days prior to the termination of the Term (the "Renewal Period"). Neither party shall have the obligation to extend the Term.

  If the Company elects not to renew the Term of this Agreement, Convers shall be entitled to receive the Base Management Fee then payable under Article 4.1 for a further 18 (eighteen) months (the "Severance Period") following the End Date of this Agreement such fee to be paid in accordance with Article 4.1 (the "Severance Fee").

  If the Severance Fee is payable, Convers undertakes that it will comply with its obligations under Article 6.2 and if Convers and/or the Executive enter into a New Service Contract prior to or during the Severance Period, any New Payments shall be applied against the Severance Fee in accordance with the provision set out in Article 6.2.

2.4
Termination for Cause

  The Company may terminate this Agreement if: (i) Convers breaches any term of this Agreement, and if such breach is not cured to the satisfaction of the Company within a reasonable time after written notice of the breach has been given by the Company to Convers (such reasonable time shall be not less than 10 (ten) nor more than 30 (thirty) days); (ii) Convers fails to procure for the benefit of the Company the full-time services of the Executive; (iii) the Executive commits an act of gross negligence, wilful misconduct or material insubordination in connection with the performance of the services required to be rendered to the Company pursuant to this Agreement, as determined in good faith by the Board of Directors of SBS (the "Board"); (iv) the Executive is convicted of or pleads nolo contendere to any misdemeanor involving moral turpitude or to any felony; (v) either Convers or the Executive commits any act of fraud, misappropriation of funds or embezzlement in the performance of the duties to be performed by the Executive under this Agreement; or (vi) the Executive suffers from habitual intemperance or is declared legally incompetent.

  If the Agreement is terminated pursuant to this Article 2.4, Convers shall not be entitled to any further fees pursuant to this Agreement after the date of termination save for any fee which is due and owing to Convers as at the date of termination.

2.5
Voluntary Termination

  The Company may terminate this Agreement at any time prior to the commencement of the Renewal Period by giving notice in writing to Convers. If the Company terminates this Agreement without cause in accordance with this Article 2.5, Convers will be entitled to receive the Base Management Fee until the end of the Term (the "Termination Payment"). No other fee, benefit or emolument will be payable or otherwise accrue after the date that this Agreement is terminated pursuant to this Article 2.5.

  Convers may elect by providing written notice to the Company to receive the Termination Payment as a lump sum payment within twenty-one (21) days of the End Date otherwise the Termination Payment will be payable on the same basis that the Base Management Fee is payable under Article 4.1. If Convers makes such an election, the amount of the Termination Payment payable to Convers shall be discounted by the LIBOR Rate.

  For the purposes of this Agreement, the "LIBOR Rate" means the London Interbank Offered Rate quoted for 12 months time deposits in Euros in the Financial Times Newspaper on the date such election is made or if the election is made on a day that the Financial Times Newspaper is not published, the next available date on which such newspaper is published. Such lump sum payment will be made within 30 days of the election being made by Convers.

Article 3: Management Services; Representations and Warranties of Convers

3.1
Management Services

  During the Term, Convers will procure, for the exclusive benefit of the Company, the full-time services of the Executive, for the purpose of fulfilling the duties and responsibilities of Chief Executive Officer and President of the SBS Group. The Executive shall report to the Chairman and the Board and shall keep the Chairman and the Board informed of the conduct of the affairs of SBS and any subsidiaries of SBS (the "SBS Group") and shall provide them with such information and explanations as may be requested from time to time by them.

3.2
Representations and Warranties of Convers

  Convers represents and warrants to the Company that during the Term:

    (i)
    It will procure that the Executive will be responsible for the control, i management and supervision of all operations and any other business of the SBS Group unless any specific tasks or areas of responsibility of the SBS Group have been reserved by the Chairman or the Board;

    (ii)
    It will procure that, unless prevented by ill health or accident, the Executive devotes sufficient of his working hours and attention to the carrying out of his duties hereunder;

    (iii)
    It will procure that the Executive will carry out his duties in a proper and efficient manner and use his best endeavours to promote and maintain the interests of the SBS Group;

    (iv)
    It will procure that the Executive will comply with all other reasonable directions given to him by the Board and/or the Chairman from time to time;

    (v)
    The terms of this Agreement are valid, binding and enforceable against Convers, and it will not, nor will it permit any of its partners or employees to, breach or violate any written or oral agreement to which Convers or they are a party or by which they are bound arising out of the performance by them of the services to be rendered by them pursuant to this Agreement;

    (vi)
    The services to be rendered to the Company by the Executive under this Agreement do not and will not breach or contravene any employment agreement or other agreement to which either Convers or the Executive is a party or by which they are bound; and

    (vii)
    Convers will pay when due all taxes payable on the consideration paid to Convers and with respect to the services to be rendered by Convers to the Company pursuant to this Agreement and the Company shall have no responsibility for any taxes attributable to payments made to Convers hereunder or payments that may be made by Convers to the Executive.

Article 4: Consideration

4.1
Base Management Fee

  During the Term, the Company will pay to Convers a base management fee (the "Base Management Fee") payable as follows:

    (i)
    For the period from September 1, 2002 until December 31, 2002 in the sum of €400,000;

    (ii)
    For the calendar years 2003, 2004 and 2005 the sum of €1.2 million per year.

  The Base Management Fee will be paid to Convers monthly in arrears against statements submitted by Convers to the Company or such other entity as SBS may designate.

4.2
Annual Incentive Management Fee
(a)
For each entire calendar year during the Term (2003, 2004 and 2005) the Executive will be entitled to an annual incentive payment based upon the performance of the SBS Group (the "Annual Incentive Payment"). In determining the Annual Incentive Payment, the amount of EBITDA budgeted for each calendar year (each a "Financial Period") in the relevant annual budget approved by the Board for the SBS Group for that Financial Period (the "Budgeted EBITDA") (as adjusted from time to time in accordance with Article 4.3) will be compared against the amount of EBITDA recorded in the audited consolidated accounts of SBS (the "Actual EBITDA") which are approved by the Board for that Financial Period. The Company agrees that an Annual Incentive Payment is payable in the amounts set out below.

(b)
If Actual EBITDA is equal to Budgeted EBITDA for any Financial Period, the Bonus Payment shall be equal to €600,000 (the "Minimum Bonus Payment"). For each 1% by which the Actual EBITDA exceeds Budgeted EBITDA in any Financial Period, the amount of the Minimum Bonus Payment shall be increased by €30,000 up to the total maximum bonus payment of €1,500,000 (i.e. where Actual EBITDA is 30% above Budgeted EBITDA for the relevant Financial Period) and which sum includes, for the avoidance of doubt, the Minimum Bonus Payment.

(c)
If Actual EBITDA for any Financial Period is no less than 95% of Budgeted EBITDA for that period (the "Threshold"), the Minimum Bonus Payment will be paid in full.

(d)
Where Actual EBITDA is below the Threshold for any Financial Period, for each further 1% by which Actual EBITDA is less than the Budgeted EBITDA during that Financial Period, the Minimum Bonus Payment shall be reduced by €40,000 provided that if for any Financial Period, Actual EBITDA is less than 80% of Budgeted EBITDA no bonus payment will be payable at all. For the purposes of calculating the amount by which the Minimum Bonus Payment should be increased or decreased in accordance with the provisions of this Article, the percentage by which Actual EBITDA exceeds or is less than Budgeted EBITDA shall be rounded up or down to the nearest whole number (for example, 84.50% is rounded up to 85% and 84.49% is rounded down to 84%).

(e)
Any Annual Incentive Payment will be paid in either cash, common shares of the Company or any combination thereof at the election of Convers. Convers must notify the Company how it elects to receive any Annual Incentive Payment within 10 (ten) business days of the date that audited consolidated accounts of SBS for any Financial Period (the "Accounts") are finalised in accordance with Article 4.2(f) below (the "Approval Date"). The strike price for any common shares of SBS which Convers elects to receive will be the average of the closing price quoted for a Common Share of SBS on NASDAQ (reported in the Wall Street Journal, US Edition) over the 10 business days commencing on the Approval Date.

  (f)
  The Company agrees that the payment of any Annual Incentive Payment awarded to Convers will be made within 30 (thirty) days of the date that the auditors confirm in writing to the Chief Financial Officer of SBS that their audit of the Annual Accounts for the relevant Financial Period is finalised.

  (g)
  For the purposes of this Agreement "EBITDA" means the earnings of SBS on a consolidated basis, before interest expense, tax and depreciation and amortisation expenses are deducted, all as accounted for under US Generally Accepted Accounting Principles ("US GAAP").

4.3
If during any Financial Period, SBS sells any of its subsidiary operations or businesses, which are required to be consolidated for the purposes of US GAAP, (each a "Subsidiary Operation"), Budgeted EBITDA shall be reduced by the amount of EBITDA budgeted to be contributed by the relevant Subsidiary Operation to the SBS Group during the Financial Period ("Subsidiary EBITDA"). Such an adjustment to Budgeted EBITDA to take into account the loss of the Subsidiary EBITDA ("Adjusted EBITDA") will be pro-rated taking into account the amount of any Financial Period which is outstanding as at the date the Subsidiary Operation ceases to be required to be consolidated as part of the SBS Group for the purposes of US GAAP.

  Upon Adjusted Budgeted EBITDA being determined, the Annual Incentive Payment payable to Convers pursuant to Article 4.2 will be determined by comparing Actual EBITDA against Adjusted EBITDA.

4.4
If SBS acquires any operation or business during any Financial Period which would constitute a Subsidiary Operation, the parties agree that there will be no adjustment made to Budgeted EBITDA for the purposes of Article 4.2.

4.5
During the Term, the Company will permit the Executive to participate in any benefit plans which are available to other executive officers of SBS of comparable rank and station with the Executive, subject to the terms of such plans.

4.6
Except as provided in the preceding paragraph, the Company will reimburse Convers for all reasonable business-related expenses incurred during the Term by the Executive in connection with the performance of his duties as the Chief Executive Officer of the Company; provided, however, that Convers shall submit to the Company documentation which substantiates such expenses in form and substance satisfactory to the Company.

Article 5: Stock Options

5.1
The Company shall procure that SBS grants to the Executive a 10 (ten) year option to purchase in the aggregate 400,000 registered common shares in SBS (the "Option Shares") pursuant to and in accordance with the terms of the 1992 and 1994 SBS Share Incentive Plans as in force in their current form at the date of this Agreement. The 1992 and 1994 SBS Share Incentive Plan (together, the "Plans") are each annexed to this Agreement and marked "A" and "B" respectively.

5.2
On and subject to the terms of the Plans and the option agreement (the "Option Agreement") to be entered into between SBS and the Executive, the Option Shares shall vest as follows:

Exercise Price: US $17.71
Date of vesting	No. of Option Shares Vesting
30 June 2003	100,000
31 December 2003	100,000
30 June 2004	100,000
31 December 2004	100,000

  The Company undertakes to procure that SBS shall take all necessary corporate action in order to ensure the Option Shares vest in the Executive in accordance with the terms of this Article 5.

  The amount of Option Shares to be awarded to the Executive for 2005, the strike price, and when such Option Shares vest during that year shall be determined by the Compensation Committee of the Board (subject to the approval of the Board).

  The Company undertakes to procure that if the Executive dies during the Term, SBS will ensure that:

    (i)
    All Option Shares which have vested in the name of the Executive prior to the date of his death, will be transferred into the name of his spouse forthwith; and

    (ii)
    All Option Shares which have not vested as at that date will vest immediately, in the name of his spouse.

Article 6: Change of Control

6.1
For the purposes of this Article:

  "Change of Control" means the acquisition whether directly or indirectly of common shares of SBS by any person or persons connected with each other or persons acting in concert with each other, as a result of which such person or persons would obtain control over that number of common shares in SBS which in aggregate confers 50% or more of the voting rights normally exercisable at General Meetings of SBS or any merger, consolidation, reorganisation or similar transaction of like effect or any change in the composition of the Board whereby any such person or persons shall have the ability to control the decisions of the Board or any similar circumstances;

  "connected" in the context of determining whether one person is connected with another, shall be determined in accordance with the provisions of Section 839 of the Income and Corporation Taxes 1988 (UK); and

  "acting in concert" shall have the meaning set out in the City Code on Takeovers and Mergers (UK).

6.2
If during the Term, as a result of a Change of Control of SBS, there is a permanent change in the range of duties, functions and responsibilities which the Executive is required to perform for the SBS Group as part of the management services agreed between the Company and Convers hereunder, ("A Material Change in Responsibilities") but always having regard to the circumstances giving rise to the Change of Control (for example, SBS may become a subsidiary or affiliate of a much larger corporate group) then Convers is entitled to terminate this Agreement upon notice to the Company and withdraw the services of the Executive forthwith. For such termination to be effective, Convers must terminate this Agreement within six (6) months of any Material Change in Responsibilities being implemented.

  Upon such termination:

    (i)
    Convers will be entitled to receive any Annual Incentive Fee payable or any part thereof which has accrued, on a pro-rata basis for the relevant Financial Period in which it elects to terminate the Agreement pursuant to this Article 6.2, provided that Convers shall not be entitled to any Annual Incentive Fee if the termination occurs within the first 6 (six) calendar months of any Financial Period during the Term;

    (ii)
    Convers will continue to be entitled to receive the Base Management Fee to be paid until the expiry of the Term (as if this Agreement had not been terminated), such fee to be paid in accordance with Article 4.1; and

    (iii)
    All Option Shares will vest immediately.

  All other payments which may have been payable hereunder shall cease to accrue from the date of termination.

  Convers agrees that it will use its best endeavours to ensure that it enters into an agreement in relation to the provision of the services of the Executive or the Executive obtains employment with another entity for the remainder of the Term (the "New Service Contract"). Upon a New Service Contract being concluded prior to the expiry of the Term, Convers undertakes immediately to inform the Company of the aggregate amount of all service fees, salary, bonuses, incentive payments, allowances, commissions or other remuneration (the "New Payments") which Convers or the Executive is entitled to be paid under the New Service Contract. The fees which Convers is entitled to continue to receive from the Company under this Article 6.2 will be reduced by the aggregate amount of the New Payments, such amount to be pro-rated for the period of the New Service Contract which is equal to the unexpired period of the Term as at the date the Company is notified of the New Service Contract.

6.3
For the purposes of this Agreement, a Material Change in Responsibilities will have deemed to have occurred if the Executive loses primary responsibility for the management of any of the key operations of the SBS Group (the "Key Stations") other than through a disposal of a controlling interest by SBS of such Key Station in the ordinary course of business. The Key Stations as at the date of this Agreement are:

•
VT4 Belgium;

•
SBS Netherlands (SBS6, Net5 and V8);

•
Kanal 5 Sweden;

•
SBS Denmark (TVD1 and TVD2);

•
TV2 Hungary;

•
TV Norge Norway; and

•
SBS Radio Group.

  The parties agree that if any other consolidated operation of the SBS Group exceeds 10% of the EBITDA of the SBS Group (on a consolidated basis) for any Financial Period during the Term, it shall be included as a Key Station.

Article 7: Arbitration

  Any disputes arising out of or in connection with the terms of this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators in accordance with such Rules. All arbitration proceedings shall be held in Luxembourg and shall be conducted in the English language.

Article 8: Confidentiality; Conflict of Interest; Non-Competition

8.1
Confidentiality

  Convers agrees that during the Term and thereafter, it will not, and it will not permit any of its partners, employees, consultants, advisers or the Executive to, use for its or their purpose, disclose to any person or misappropriate any trade secret or other confidential information which they may obtain concerning any aspect of the business, management, financial position or operating results of the SBS Group.

8.2
Conflict of Interest

  Convers covenants that during the Term it will not, and it will not permit any of its partners employees, consultants, advisers or the Executive to, have any direct or indirect equity, debt or contractual relationship with or other interest in any customer, supplier or person who competes with the SBS Group.

8.3
Non-Competition

  Convers covenants that during the Term and for a period of 12 (twelve) months thereafter (the "Restricted Period"), it will not, and it will not permit any of its partners, employees or the Executive (the "Restricted Persons") (other than through repudiatory breach by the Company), without the prior approval of the Board, either alone or jointly with or on behalf of any person, firm, company or entity and whether on the account of any of the Restricted Persons or in any other capacity whatsoever, either directly or indirectly, to:

  (a)
  Engage, assist or be interested in any undertaking which provides services similar to those of the SBS Group in the 12 (twelve) months prior to termination in the Netherlands, Belgium, Denmark, Sweden, Norway, Romania, Hungary or in any other country within Europe in which the SBS Group has established operations which are required to be consolidated for the purposes of US GAAP, immediately prior to the date of termination;

  (b)
  Offer to employ or engage or solicit the employment or engagement of any person who, immediately prior to the date of termination, was an employee of any company in the SBS Group occupying a senior or managerial position likely in the opinion of the Company to be:

  (i)
  In possession of confidential information relating to; or

  (ii)
  Able to influence the customer relationships or connections of,

    any member of the SBS Group; or

  (c)
  Solicit or accept the custom of any person in respect of goods or services competitive with those supplied by any member of the SBS Group during the period of 6 (six) months immediately prior to the date of termination, such person having been a customer of a member of the SBS Group in respect of such goods or services during such period.

8.4
Each of the obligations contained in Article 8.3 constitutes an entirely separate and independent restriction on each Restricted Person and, if any part is found to be unenforceable, the remainder will remain valid and enforceable.

8.5
While the restrictions are considered by the parties to be fair and reasonable in the circumstances, it is agreed that if any such restrictions should be judged to be void or ineffective for any reason, but would be treated as valid and effective if part of the wording thereof were deleted, the said restrictions shall apply with such modifications as will be necessary to make them valid and effective.

8.6
If any undertaking contained in this Article 8 shall be held to be void but would be valid if deleted in part or reduced in application, such undertaking shall apply with such deletion or modification as may be necessary to make it valid and enforceable. Without prejudice to the generality of the foregoing, such period (as the same may previously have been reduced by virtue of this Article 8.6) shall take effect as if reduced by six months until the resulting period shall be valid and enforceable.

8.7
The Company agrees that if it elects to enforce the provisions of this Article 8, it will pay Convers the Base Management Fee in accordance with Article 4.1 during the Restricted Period. Convers agrees that such payment will be included as part of and not in addition to any other payments of fees which the Company is required to pay Convers under this Agreement after termination of this Management Services Agreement.

Article 9: Non-Disclosure

  The Company and Convers agree that neither of them will disclose, and neither of them will permit any of their partners or employees, as the case may be, to disclose any of the terms or conditions of this Agreement to any person without the prior consent of the other, except to the extent that disclosure of this Agreement or its contents is required to be made in accordance with any applicable law, regulation or the listing rules of any stock exchange.

Article 10: Miscellaneous

10.1
Relationship Between the Parties

  Neither Convers nor any of its partners or employees shall have any power or authority to assume or create any obligation for or on behalf of the SBS Group to enter into any agreement or to make any representation with respect to the SBS Group or any of its products or services, except that the Executive shall have only such powers as are granted to him by the terms of this Agreement, the Board and/or the Chairman.

10.2
Governing Law

  This Agreement shall be governed by and construed under the laws of Luxembourg.

10.3
Notices and Communications

  Any notice or other communication required or which may be given hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission or sent by mail, postage prepaid, and shall be deemed to have been given when either delivered personally, sent by facsimile transmission or, if mailed, (3) three business days after the date of deposit thereof in the mail, addressed as follows:

    (i)
    If to the Company:

        Erik Moe
        General Counsel
        Rietlandpark 353
        1019 LM
        Amsterdam
        The Netherlands
        Facsimile: +31 (20) 519 1999

        with a copy to:

        PO Box 202
        Sommerville House, Phillips Street
        St. Helier, Jersey JE4 8SP
        Channel Islands, British Isles
        Attention: Mr Harry Evans Sloan
        Chairman

      (ii)
      If to Convers:

      Nerine House
      St. George's Place
      22 Cornet Street
      St. Peter Port, Guernsey
      Attention: Markus Tellenbach

      with a copy to:

      Mr. Markus Tellenbach
      Holunderweg 10
      Herrliberg CH-8704
      Switzerland
      Facsimile no: 0041 1 991 55 79

  Either party may, by written notice to the other party in accordance with this Article, designate another address or person to whom any notice or communication is to be given hereunder.

10.4
Entire Agreement: Modification

  This Agreement supersedes all prior agreements between the Company, SBS, Convers and Mr Markus Tellenbach with respect to the subject matter of this Agreement. This Agreement may not be amended or modified except by a written agreement signed by the Company and Convers.

10.5
Assignment: Successors

  Subject to the provisions of this Article 10.5, this Agreement shall be binding upon and enure to the benefit of each of the parties hereto and their respective successors, permitted assigns and legal representatives. Neither this Agreement nor any rights arising hereunder are assignable by Convers without the prior written consent of the Company. The Company shall have the right to assign all or any part of its rights arising under this Agreement to any wholly owned affiliate of SBS upon written notice to Convers.

  Notwithstanding the foregoing, the parties agree that this Agreement will be assigned from Convers to the Executive if:

    (i)
    Any legislative change or any ruling, order, or direction is made or contemplated by any taxation, judicial or other regulatory or governmental authority having jurisdiction over either party which will have the effect that there is or is likely to be a significant reduction in the financial benefits available to either party by virtue of the current contractual arrangements between them (each an "Adverse Effect"); or

    (ii)
    The Company or SBS itself moves its corporate establishment and as a result of that change an Adverse Effect will or is likely to result from such corporate move.

        IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Agreement as of the 9th day of August, 2002.

SCANDINAVIAN BROADCASTING SYSTEM (JERSEY) LIMITED	CONVERS MEDIA EUROPE LIMITED PARTNERSHIP

By:	/s/ HARRY EVANS SLOAN Harry Evans Sloan	By:	/s/ MARKUS TELLENBACH Markus Tellenbach General Partner
SBS BROADCASTING SA

By:	/s/ HARRY EVANS SLOAN Harry Evans Sloan

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  Exhibit 4.42
MANAGEMENT SERVICES AGREEMENT